Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction

Nevada Heat Treating, LLC	Delaware

Vitesse Systems Parent LLC	Delaware

Sterling Precision, LLC	Delaware

Products Support, LLC	Delaware

Vitesse Systems LLC	Delaware

Dorsia Alliance, Ltd. (d/b/a Spacetime Engineering)	Delaware

Spacetime Machine Co., Inc.	California

Custom Microwave, Inc.	Colorado

Novium, Ltd.	Nevada

Accelint LLC	Delaware

Accelint Industries, Inc.	Delaware

Accelint AI, LLC	Delaware

Accelint Intelligent Systems, LLC	Delaware

Accelint Decision Systems, Inc.	Delaware

Accelint Global Inc.	Delaware

Accelint Mission Solutions, LLC	Delaware

Accelint Data Fusion, LLC	Delaware

XST Inc.	California